                                 AMENDMENT NO. 1
                                     TO THE
                        INVESTMENT SUB-ADVISORY AGREEMENT
                                     BETWEEN
                        ADVANTUS CAPITAL MANAGEMENT, INC.
                                       AND
                       TEMPLETON INVESTMENT COUNSEL, INC.

This amendment shall be effective May 1, 2000. This is an amendment to the Investment Sub-Advisory Agreement dated March 1, 1995 ("Agreement") between Advantus Capital Management, Inc. ("Advantus Capital") and Templeton Investment Counsel, Inc. ("Templeton Counsel"), with respect to the Advantus International Balanced Fund, Inc. ("Fund").

The following schedule shall replace the schedule contained in the Agreement.

         The amount of such annual fee, as applied to the average daily value of the net assets of the Fund shall be as described in the schedule below:

                         ASSETS                                           FEE
                         ------                                           ---
             On the first $25 million in assets                           0.70%
             On the next $25 million in assets                            0.55%
             On the next $50 million in assets                            0.50%
             On all assets exceeding $100 million                         0.40%

         Solely for the purpose of establishing the appropriate breakpoints at which the Fund's subadvisory fee shall be calculated, the Fund will benefit from the aggregation of the monthly market value of any non-mutual fund account of Minnesota Life or any affiliate thereof advised or subadvised by Templeton Counsel or any advisory affiliate thereof as well as the average daily net assets of any U.S. registered mutual fund advised by Advantus and sub-advised by Templeton Counsel or any advisory affiliate thereof. For fee-stacking purposes, the asset classes so managed with the highest fee schedules shall be counted first as assets of this Fund in order to determine this Fund's appropriate starting breakpoint when the following conditions are satisfied:

                  (i) Franklin Advisors, Inc., an affiliate of Templeton Counsel, provides other sub-advisory services to Advantus Capital, beginning on or after February 15, 2000, covering small company domestic equities in an amount in excess of $100 million; and (ii) Minnesota Life, the parent company of Advantus Capital, offers as investment options in its registered variable insurance contracts the Templeton Developing Markets Fund and any other two funds in the Franklin/Templeton Variable Insurance Products Fund.

IN WITNESS WHEREOF, the parties have duly executed this Agreement on the date first above written:

ADVANTUS CAPITAL MANAGEMENT, INC.           TEMPLETON INVESTMENT COUNSEL, INC.

By:                                         By:
   --------------------------------            --------------------------------
Its:                                        Its:
    -------------------------------             -------------------------------